                                                                     EXHIBIT 8

                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 North LaSalle Street
                          Chicago, Illinois 60601-1003
                                  312/609-7500


                    Vedder, Price, Kaufman, Kammholz & Day
                               805 Third Avenue
                        New York, New York 10022-2203
                                 212/407-7700

                      Vedder, Price, Kaufman & Kammholz
                            4615 East State Street
                           Rockford, Illinois 61108
                                 815/962-9100

                    Vedder, Price, Kaufman, Kammholz & Day
                      919 18th Street, N.W., Suite 1001
                         Washington, D.C. 20006-5593
                                 202/828-5020


                              April 29, 1994



Board of Directors                        Board of Directors
Mid States Bancshares, Inc.               BANC ONE CORPORATION
501 15th Street                           100 East Broad Street
Moline, Illinois  61265                   Columbus, Ohio  43271


Gentlemen:

     In connection with the solicitation of proxies for a special meeting of shareholders of Mid States Bancshares, Inc., a Delaware corporation ("Mid States"), at which there will be presented a proposed merger ("Merger") of Mid States into Banc One Illinois Corporation, an Illinois corporation ("BOIC") and wholly-owned subsidiary of BANC ONE CORPORATION, an Ohio Corporation ("Banc One"), you have requested our opinion with respect to certain federal income tax consequences of the Merger. The Merger contemplates the acquisition by BOIC of all the assets and liabilities of Mid States in exchange for common stock, with no par value, of Banc One ("Banc One Common") pursuant to an Agreement and Plan of Merger, dated as of May 25, 1993, as amended February 22, 1994 and March 28, 1994, entered into by Mid States, BOIC and Banc One (the "Merger Agreement").

     The opinions expressed in this letter are based on the Internal Revenue Code of 1986, as amended (the "Code"), the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurance that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

     We express no opinion herein as to any issue of federal law other than those specifically considered herein. We also do not express any opinion as to any issue of state or local law.

Board of Directors
April 29, 1994
Page 2


     For the purposes indicated above, and based upon our review, the conditions set forth below, and the anticipated receipt by us prior to closing of such representations as we may request of Mid States, certain shareholders of Mid States, and Banc One, in such form as we may request, it is our opinion that:

     (1) The merger of Mid States into BOIC, pursuant to the Merger Agreement, will constitute a reorganization within the meaning of section 368(a)(1)(A) and section 368(a)(2)(D) of the Code. Mid States, BOIC and Banc One will each be considered "a party to a reorganization" within the meaning of section 368(b) of the Code for purposes of this reorganization;

     (2) No gain or loss will be recognized by Mid States upon the transfer of its assets and liabilities to BOIC pursuant to the Merger;

     (3) No gain or loss will be recognized by BOIC upon the receipt of the assets and liabilities of Mid States pursuant to the Merger;

     (4) The tax basis of the assets of Mid States in the hands of BOIC will be the same as the tax basis of such assets in the hands of Mid States immediately prior to the transfer;

     (5) The holding period of the assets of Mid States transferred to BOIC will include the period during which such assets were held by Mid States prior to the transfer;

     (6) No gain or loss will be recognized by the shareholders of Mid States upon the receipt of Banc One Common in exchange for their shares of Mid States (disregarding for this purpose any cash received upon exercise of dissenters' rights or in lieu of the receipt of fractional shares);

     (7) The tax basis of the Banc One Common (including for this purpose any fractional share interests which shareholders of Mid States will be deemed to receive and then sell in exchange for cash) received by the shareholders of Mid States will be the same as the tax basis of the Mid States shares exchanged therefor; and

     (8) The holding period of the Banc One Common received by the shareholders of Mid States will include the holding period of the Mid States shares exchanged

Board of Directors
April 29, 1994
Page 3


          therefor, provided that at the time of the exchange the Mid States shares were held as capital assets.

     In rendering this opinion, we have examined the Merger Agreement and such other documents as we have deemed necessary or appropriate. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such copies, and that the Merger will be consummated pursuant to Illinois and Delaware law in the manner set forth in the Merger Agreement. We have also assumed that any written representations and covenants of Mid States, certain shareholders of Mid States, and Banc One as we may request in connection with rendering our opinion will be provided to us by such parties prior to the closing and that such representations and covenants will be accurate and complete in all respects as of the time they are provided to us and as of the closing. Any changes in these facts, or in the accuracy of these assumptions, representations or covenants, may necessitate reconsideration of our opinion and possibly result in different conclusions.

     Our opinion is limited to those federal income tax issues specifically considered herein and is addressed to and is only for the benefit of Mid States and Banc One. The opinion is furnished to you pursuant to section 12 of the Merger Agreement and may not be used or relied upon for any other purpose and may not be circulated or otherwise referred to for any other purpose without our express written consent. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

     We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the use of our name in the Prospectus and Proxy Statement constituting part of the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                              Very truly yours,

                              /s/ VEDDER, PRICE, KAUFMAN & KAMMHOLZ

                              VEDDER, PRICE, KAUFMAN & KAMMHOLZ